Exhibit 99.15

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) – February 9, 2011

Overview

The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Income Fund (“Just Energy”, the “Fund” or “JEIF”) for the three and nine months ended December 31, 2010, and has been prepared with all information available up to and including February 9, 2011. This analysis should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended December 31, 2010, as well as the audited consolidated financial statements and related MD&A for the year ended March 31, 2010, contained in the Fund’s 2010 Annual Report. The financial information contained herein has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on our corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com.

Effective January 1, 2011, Just Energy completed the conversion from an Income Trust to a Corporation (the “Conversion”) and going forward operates under the name Just Energy Group Inc. (“JEGI” or “Just Energy”). Additional information on the Conversion can be found in the Outlook section on page 35.

Just Energy was an open-ended, limited-purpose trust established under the laws of the Province of Ontario to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates: Just Energy Ontario L.P. (“JE Ontario”), Just Energy Manitoba L.P. (“JE Manitoba”), Just Energy Quebec L.P. (“JE Quebec”), Just Energy (B.C.) Limited Partnership (“JE B.C.”), Just Energy Alberta L.P. (“JE Alberta”), Alberta Energy Savings L.P. (“AESLP”), Just Energy Illinois Corp. (“JE Illinois”), Just Energy New York Corp. (“JENYC”), Just Energy Indiana Corp. (“JE Indiana”), Just Energy Texas L.P. (“JE Texas”), Just Energy Massachusetts Corp. (“JE Mass”), Just Energy Michigan Corp., (“JE Michigan”), Just Energy Exchange Corp. (“JEEC”), Universal Energy Corporation (“UEC”), Universal Gas and Electric Corporation (“UG&E”), Commerce Energy Inc. (“Commerce” or “CEI”), National Energy Corp. (“NEC”) (which operates under the trade name of National Home Services (“NHS”)), Hudson Energy Services, LLC (“Hudson” or “HES”), Momentis Canada Corp. and Momentis U.S. Corp. (collectively, “Momentis”) and Terra Grain Fuels, Inc. (“TGF”), collectively, the “Just Energy Group”.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the price at which it purchases the associated volumes from its suppliers. The Fund also offers green products through its JustGreen program. The electricity JustGreen product offers the customer the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits, which will allow the customer to reduce or eliminate the carbon footprint of their home or business. Management believes that the JustGreen products will not only add to profits but also increase sales receptivity and improve renewal rates.

In addition, through NHS, Just Energy sells and rents high efficiency and tankless water heaters and other heating, ventilating and air conditioning (“HVAC”) products. TGF, an ethanol producer, operates a wheat-based ethanol facility in Belle Plaine, Saskatchewan. Just Energy indirectly acquired Hudson, effective May 1, 2010, a marketer of natural gas and electricity that primarily sells to commercial customers.

Forward-looking information

This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities and competition, and dependence on certain suppliers. Additional information on these and other factors that could affect the Fund’s operations, financial results or distribution levels are included in the Fund’s Annual Information Form and other reports on file with Canadian security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com or through the SEDAR website at www.sedar.com.

Key terms

“Attrition” means customers whose contracts were terminated early or cancelled by Just Energy due to delinquent accounts.

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Gross margin per RCE” represents the gross margin realized on Just Energy’s customer base, including both low margin customers acquired through various acquisitions and gains/losses from the sale of excess commodity supply.

“JEEC convertible debentures” represents the $90 million in convertible debentures issued by Universal in October 2007. JEEC assumed the obligations of the debentures as part of the acquisition of Universal Energy Group Ltd. (“UEG”) on July 1, 2009. See the “Long-term debt and financing” on page 29 for further details.

“JEIF convertible debentures” represents the $330 million in convertible debentures issued by the Fund to finance the purchase of Hudson, effective May 1, 2010. See the “Long-term debt and financing” on page 29 for further details.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent or the “customer”, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario.

“Large commercial customer” means customers representing more than 15 RCEs.

Non-GAAP financial measures

All non-GAAP financial measures do not have standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Seasonally adjusted sales and seasonally adjusted gross margin

Management believes the best basis for analyzing Just Energy’s results and the amount available for distribution is to focus on amounts actually received (“seasonally adjusted”) because this figure provides the margin earned on all deliveries to the utilities. Seasonally adjusted sales and gross margin are not defined performance measures under Canadian GAAP. Seasonally adjusted analysis applies solely to the gas markets and specifically to Ontario, Quebec, Manitoba and Michigan.

No seasonal adjustment is required for electricity as the supply is balanced daily. In the other gas markets, payments for supply by the LDCs are aligned with customer consumption.

Cash Available for Distribution

“Distributable cash after marketing expense” refers to the net Cash Available for Distribution to Unitholders. Seasonally adjusted gross margin is the principal contributor to Cash Available for Distribution. Distributable cash is calculated by Just Energy as seasonally adjusted gross margin, adjusted for cash items including general and administrative expenses, marketing expenses, bad debt expense, interest expense, corporate taxes, capital taxes and other items. This non-GAAP measure may not be comparable to other income funds.

“Distributable cash after gross margin replacement” represents the net Cash Available for Distribution to Unitholders as defined above. However, only the marketing expenses associated with maintaining the Fund’s gross margin at a stable level, equal to that in place at the beginning of the period, are deducted. Management believes that this is more representative of the ongoing operating performance of Just Energy because it includes all expenditures necessary for the retention of existing customers and the addition of new margin to replace those customers that have not been renewed. This non-GAAP measure may not be comparable to other income funds or companies.

For reconciliation to cash from operating activities please refer to the “Cash Available for Distribution and distributions” analysis on page 9.

EBITDA

“EBITDA” represents earnings before interest, taxes, depreciation and amortization. This is a non-GAAP measure which reflects the pre-tax profitability of the business.

Adjusted EBITDA

“Adjusted EBITDA” represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from Canadian GAAP requirements for derivative financial instruments on future supply positions. In addition, the Adjusted EBITDA calculation deducts marketing costs sufficient to maintain existing levels of gross margin and maintenance capital expenditures necessary to sustain existing operations. This adjustment results in the exclusion of the marketing that Just Energy carried out and the capital expenditures that it had made to add to its future productive capacity. Management believes this is a useful measure of operating performance for investors.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under Canadian GAAP, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing volatility. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of the Fund and have therefore excluded it from the Adjusted EBITDA calculation.

Embedded gross margin

Embedded gross margin is a rolling five-year measure of management’s estimate of future contracted gross margin. It is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin and renewal rates.

Standardized Distributable Cash

“Standardized Distributable Cash” is a non-GAAP measure developed to provide a consistent and comparable measurement of distributable cash across entities. It is defined as cash flows from operating activities, as reported in accordance with GAAP, less an adjustment for total capital expenditures as reported in accordance with GAAP, and restrictions on distributions arising from compliance with financial covenants restrictive at the date of the calculation of Standardized Distributable Cash.

For reconciliation to cash from operating activities, please refer to the “Standardized Distributable Cash and Cash Available for Distribution” analysis on page 14.

Financial highlights

For the three months ended December 31

(thousands of dollars, except where indicated and per unit amounts)

	Fiscal 2011			Fiscal 2010
	$	Per unit[1]	Per unit Change	$	Per unit[1]
Sales	744,296	$5.39	15%	626,966	$4.68
Net income[2]	217,407	$1.57	117%	97,390	$0.73
Adjusted EBITDA[3]	78,220	$0.57	25%	60,563	$0.45
Gross margin (seasonally adjusted)[4]	132,212	$0.96	5%	121,722	$0.91
Distributable cash
• After gross margin replacement	63,811	$0.46	(11)%	69,455	$0.52
• After marketing expense	52,518	$0.38	(17)%	61,242	$0.46
Cash distributions	42,450	$0.31	—	41,248	$0.31
General and administrative	26,283	$0.19	3%	24,767	$0.18
Distributable cash payout ratio[5]
• After gross margin replacement	67%			59%
• After marketing expense	81%			67%

For the nine months ended December 31

(thousands of dollars, except where indicated and per unit amounts)

	Fiscal 2011			Fiscal 2010
	$	Per unit[1]	Per unit Change	$	Per unit[1]
Sales	2,011,858	$14.61	31%	1,460,635	$11.13
Net income[2]	338,236	$2.46	4%	310,707	$2.37
Adjusted EBITDA[3]	148,876	$1.08	11%	127,343	$0.97
Gross margin (seasonally adjusted)[4]	336,501	$2.44	5%	304,010	$2.32
Distributable cash
• After gross margin replacement	151,036	$1.10	(12)%	163,977	$1.25
• After marketing expense	122,673	$0.89	(16)%	138,674	$1.06
Cash distributions	126,796	$0.92	3%	117,044	$0.89
General and administrative	81,066	$0.59	17%	66,018	$0.50
Distributable cash payout ratio[5]
• After gross margin replacement	84%			71%
• After marketing expense	103%			84%

[1]

The per unit amounts are calculated using an adjusted fully diluted basis for fiscal 2011, removing the impact of the JEEC and JEIF convertible debentures as both will be anti-dilutive by fiscal year-end. The fiscal 2010 per unit amounts are calculated on a fully diluted basis.

[2]

Net income includes the impact of unrealized gains (losses), which represent the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

[3]

Adjusted EBITDA is a more appropriate measure of the performance of the Fund since it excludes the unrealized mark to market gains and losses and deducts only marketing costs and capital spending to sustain existing operations.

[4]	See the discussion of non-GAAP financial measures on page 2.

[5]	Management targets an annual payout ratio after all marketing expenses, excluding any Special Distribution, of less than 100%.

Reconciliation of net income (loss) to Adjusted EBITDA

(thousands of dollars)

	For the three months ended Dec 31, fiscal 2011	For the three months ended Dec 31, fiscal 2010	For the nine months ended Dec 31, fiscal 2011	For the nine months ended Dec 31, fiscal 2010
Net income	$217,407	$97,390	$338,236	$310,707
Add:
Interest	15,081	5,143	36,857	10,569
Tax expense (recovery)	35,901	(17,010)	8,731	19,079
Capital tax	172	209	331	337
Amortization	38,253	23,664	112,453	49,520

EBITDA	306,814	109,396	496,608	390,212

Add:
Change in fair value of derivative instruments	(236,571)	(50,853)	(369,693)	(277,248)
Marketing expenses to add gross margin	11,293	8,213	28,363	25,303
Less:
Maintenance capital expenditures	(3,316)	(6,193)	(6,402)	(10,924)

Adjusted EBITDA	78,220	60,563	148,876	127,343

Acquisition of Hudson Energy Services, LLC

On May 7, 2010, Just Energy completed the acquisition of all of the equity interests of Hudson Parent Holdings, LLC, and all of the common shares of Hudson Energy Corp., thereby indirectly acquiring Hudson Energy Services, LLC, with an effective date of May 1, 2010.

The acquisition of Hudson was accounted for using the purchase method of accounting. The Fund allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

(thousands of dollars)
Net assets acquired:
Current assets (including cash of $24,003)	$88,696
Current liabilities	(107,817)
Electricity contracts and customer relationships	200,653
Gas contracts and customer relationships	26,225
Broker network	84,400
Brand	11,200
Information technology system development	17,954
Contract initiation costs	20,288
Other intangible assets	6,545
Goodwill	33,574
Property, plant and equipment	2,559
Unbilled revenue	15,092
Notes receivable—long term	1,312
Security deposits—long term	3,544
Other assets—current	124
Other assets—long term	100
Other liabilities—current	(74,683)
Other liabilities—long term	(40,719)

$289,047

Consideration:
Purchase price	$287,790
Transaction costs	1,257

$289,047

All contracts and intangible assets, excluding brand, are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts and customer relationships are amortized over 30 months and 35 months, respectively. Other intangible assets, excluding brand, are amortized over periods of three to five years. The brand value is considered to be indefinite and, therefore, not subject to amortization. The purchase price allocation is considered preliminary and, as a result, may be adjusted during the 12-month period following the acquisition.

Acquisition of Universal Energy Group Ltd.

On July 1, 2009, Just Energy completed the acquisition of all of the outstanding common shares of Universal Energy Group Limited (“Universal”) pursuant to a plan of arrangement (the “Arrangement”). Under the Arrangement, the Universal shareholders received 0.58 of an exchangeable share (“Exchangeable Share”) of JEEC, a subsidiary of Just Energy, for each Universal common share held. In aggregate, 21,271,804 Exchangeable Shares were issued pursuant to the Arrangement. Each Exchangeable Share was exchangeable for a unit of the Fund on a one for one basis at any time at the option of the holder, and entitles the holder to a monthly dividend equal to 66 2/3% of the monthly distribution and/or Special Distribution paid by Just Energy on a unit of the Fund. JEEC also assumed all the covenants and obligations of Universal in respect of Universal’s outstanding JEEC convertible debentures. On conversion of the JEEC convertible debentures, holders will be entitled to receive 0.58 of an Exchangeable Share in lieu of each Universal common share that the holder was previously entitled to receive on conversion.

The acquisition of Universal was accounted for using the purchase method of accounting. The Fund allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

(thousands of dollars)
Net assets acquired:
Working capital (including cash of $10,319)	$63,614
Electricity contracts and customer relationships	229,586
Gas contracts and customer relationships	243,346
Water heater contracts and customer relationships	22,700
Other intangible assets	2,721
Goodwill	77,494
Property, plant and equipment	171,693
Future tax liabilities	(50,475)
Other liabilities – current	(164,148)
Other liabilities – long-term	(140,857)
Long-term debt	(183,079)
Non-controlling interest	(22,697)

$249,898

Consideration:
Transaction costs	$9,952
Exchangeable Shares	239,946

$249,898

All contracts, customer relationships and intangible assets are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts acquired, including customer relationships, are amortized over periods ranging from 8 to 57 months. The water heater contracts and customer relationships are amortized over 174 months and the other intangible assets are amortized over six months. The non-controlling interest represents 33.3% ownership of TGF held by EllisDon Corporation. The purchase price for this acquisition is final and no longer subject to change.

Operations

Natural gas

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable price offerings to five-year fixed-price contracts. For fixed-price contracts, Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of marketing, based on forecast customer aggregation for residential and small commercial customers. For larger commercial customers, gas supply is generally purchased concurrently with the execution of a contract. The LDC provides historical customer usage which, when normalized to average weather, enables

Just Energy to purchase to expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio which involves but is not limited to the purchase of options including weather derivatives. Our ability to mitigate weather effects is limited by the severity of weather from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. Volume variances may result in either excess or short supply. In case of under consumption by the customer, excess supply is sold in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. Further, customer margin is lowered proportionately to the decrease in consumption. In case of greater than expected gas consumption, Just Energy must purchase the short supply in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. Consequently, customer margin increases proportionately to the increase in consumption. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s customer gross margin may be reduced or increased depending upon market conditions at the time of balancing. Under some commercial contract terms, this balancing may be passed onto the customer.

Ontario, Quebec, British Columbia and Michigan

In Ontario, Quebec, British Columbia and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery, and in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Manitoba and Alberta

In Manitoba and Alberta, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and LDCs will be higher in the winter months.

New York, Illinois, Indiana, Ohio and California

In New York, Illinois, Indiana, Ohio and California, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

Electricity

In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California and Massachusetts, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short term and longer term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. The customers experience either a small balancing charge or credit (pass-through) on each bill due to fluctuations in prices applicable to their volume requirements not covered by a fixed price. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

Just Energy purchases power supply through physical or financial transaction with market counterparts in advance of marketing for residential and small commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger commercial customers. The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase to expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio. The expected cost of this strategy is incorporated into the price to the customer. Our ability to mitigate weather effects is limited by the severity of weather from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. In case of under consumption by the customer, excess supply is sold in the spot market resulting in either a gain or loss in relation to the original cost of supply. Further, customer margin is lowered proportionately to the decrease in consumption. In case of greater than expected power consumption, Just Energy must purchase the short supply in the spot market resulting in either a gain or loss in relation to the fixed cost of supply. Customer margin increases proportionately to the increase in consumption. To the extent that supply balancing is not fully covered through customer pass-throughs, active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

JustGreen

Customers have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for electricity customers involve the purchase of power from green generators via power purchase agreements of renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from green sources such as methane capture.

JustClean

In addition to its traditional commodity marketing business, Just Energy allows customers to effectively manage their carbon footprint without buying energy commodity products by signing a JustClean contract. The JustClean products are essentially carbon offsets from Just Energy’s carbon capture and reduction projects as well as green power renewable energy certificates from green generators.

Blend and Extend program

As part of Just Energy’s retention efforts, electricity and natural gas customers may be contacted for early renewal of their contracts under a blend and extend offer. These customers are offered a lower rate, compared to their current contracted rate, but the term of their contract is extended up to five more years. Consequently, Just Energy may experience a reduction in margins in the short term but will gain additional future margins.

Consumer (Residential) Energy division

The sale of gas and electricity to customers of 15 RCEs and less is undertaken by the Consumer Energy division. The marketing of this division is primarily done door-to-door through our independent contractors and the recently formed Momentis network marketing operation. Just Energy had a total of 900 independent contractors selling in the quarter, down from the 1,100 independent contractors reported last quarter, a normal seasonal event around the holiday season. Approximately 60% of Just Energy’s customers and energy revenues are generated by the Consumer Energy division, which is currently focused on longer term price-protected offerings of both JustGreen and commodity products. To the extent that certain markets are better served by shorter term or enhanced variable rate products, the Consumer Energy independent contractors also offer these products.

Commercial Energy division

Customers with annual consumption over 15 RCEs are served by the Commercial Energy division. These sales are made through two main channels, inside commercial sales representatives, established by Just Energy in its recent expansion into this channel, and sales through the broker channel using the commercial platform acquired with the Hudson purchase. Commercial customers make up about 40% of Just Energy’s customer base and energy sales. Products offered to commercial customers can range from standard fixed offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These can be either fixed or floating rate or a blend of the two and normally have terms of less than five years. Margin per RCE for this division is lower than residential margins but customer aggregation cost and ongoing customer care costs are lower as well on a per RCE basis. Commercial customers tend to have combined attrition and failed to renew rates which are lower than those of residential customers.

Home Services division

NEC began operations in April 2008 and operates under the trade name of National Home Services. NHS commenced providing Ontario residential customers with a long-term water heater rental program in the summer of 2008, offering high efficiency conventional and power vented tanks and tankless water heaters. In the fourth quarter of fiscal 2010, NHS began offering the rental of air conditioners and furnaces to Ontario residents. NHS markets through approximately 200 independent contractors in Ontario. See page 23 for additional information.

Ethanol division

As of December 31, 2010, Just Energy owned a 66.7% interest in TGF, a 150-million-litre capacity wheat-based ethanol plant located in Belle Plaine, Saskatchewan. As of January 4, 2011, Just Energy was required to acquire the remaining 33.3% interest in TGF through a put option and now owns 100% of TGF. The plant produces wheat-based ethanol and high protein distillers dried grain (“DDG”). See page 24 for additional information on TGF.

Cash Available for Distribution and distributions

For the three months ended December 31

(thousands of dollars, except per unit amounts)

	Fiscal 2011		Fiscal 2010
		Per unit		Per unit
Reconciliation to statements of cash flow
Cash inflow from operations	$11,196		$4,418
Add:
Increase in non-cash working capital	42,055		55,938
Other	(1,059)		—
Tax impact on distributions to Class A preference shareholders	326		886

Cash Available for Distribution	$52,518		$61,242

Cash Available for Distribution
Gross margin per financial statements	$132,278	$0.96	$111,947	$0.83
Adjustments required to reflect net cash receipts from gas sales	(66)		9,775

Seasonally adjusted gross margin	$132,212	$0.96	$121,722	$0.91

Less:
General and administrative	(26,283)		(24,767)
Capital tax expense	(172)		(209)
Bad debt expense	(6,458)		(5,130)
Income tax expense	(4,469)		(2,269)
Interest expense	(15,081)		(5,143)
Other items	3,182		3,584

	(49,281)		(33,934)

Distributable cash before marketing expenses	82,931	$0.60	87,788	$0.65

Marketing expenses to maintain gross margin	(19,120)		(18,333)

Distributable cash after gross margin replacement	63,811	$0.46	69,455	$0.52
Marketing expenses to add new gross margin	(11,293)		(8,213)

Cash Available for Distribution	$52,518	$0.38	$61,242	$0.46

Cash distributions
Distributions and dividends	$39,925		$39,165
Class A preference share distributions	1,632		1,632
Unit appreciation rights and deferred unit grants distributions	893		451

Total cash distributions	$42,450	$0.31	$41,248	$0.31

Adjusted fully diluted average number of units outstanding[1]		138.2m		134.1m

[1]

The per unit amounts are calculated on an adjusted fully diluted basis for fiscal 2011, removing the impact of the JEEC and JEIF convertible debentures as both will be anti-dilutive by fiscal year-end. The fiscal 2010 per unit amounts are calculated on a fully diluted basis.

Cash Available for Distribution and distributions

For the nine months ended December 31

(thousands of dollars, except per unit amounts)

	Fiscal 2011		Fiscal 2010
		Per unit		Per unit
Reconciliation to statements of cash flow
Cash inflow from operations	$50,744		$66,920
Add:
Increase in non-cash working capital	70,270		69,791
Other	354		—
Tax impact on distributions to Class A preference shareholders	1,305		1,963

Cash Available for Distribution	$122,673		$138,674

Cash Available for Distribution
Gross margin per financial statements	$309,604	$2.25	$259,518	$1.98
Adjustments required to reflect net cash receipts from gas sales	26,897		44,492

Seasonally adjusted gross margin	$336,501	$2.44	$304,010	$2.32

Less:
General and administrative	(81,066)		(66,018)
Capital tax expense	(331)		(337)
Bad debt expense	(18,901)		(12,815)
Income tax expense	(292)		(8,335)
Interest expense	(36,857)		(10,569)
Other items	14,469		5,776

	(122,978)		(92,298)

Distributable cash before marketing expenses	213,523	$1.55	211,712	$1.61

Marketing expenses to maintain gross margin	(62,487)		(47,735)

Distributable cash after gross margin replacement	151,036	$1.10	163,977	$1.25

Marketing expenses to add new gross margin	(28,363)		(25,303)

Cash Available for Distribution	$122,673	$0.89	$138,674	$1.06

Cash distributions
Distributions and dividends	$119,273		$110,798
Class A preference share distributions	4,896		4,896
Unit appreciation rights and deferred unit grants distributions	2,627		1,350

Total cash distributions	$126,796	$0.92	$117,044	$0.89

Adjusted fully diluted average number of units outstanding[1]		137.7m		131.2m

[1]

The per unit amounts are calculated on an adjusted fully diluted basis for fiscal 2011, removing the impact of the JEEC and JEIF convertible debentures as both will be anti-dilutive by fiscal year-end. The fiscal 2010 per unit amounts are calculated on a fully diluted basis.

Distributable cash

The third quarter of fiscal 2011 showed a continuation of the expansion of the Just Energy customer base. Much of this expansion took place through i) the acquisition of Hudson in the first quarter, which diversified Just Energy’s product line to include specialized offerings for large commercial customers and the subsequent expansion of the commercial broker network to seven states and two new provinces; ii) the launch of the Momentis network marketing division in Ontario, New York, Illinois, Indiana, Ohio and California; iii) new residential launches in Massachusetts (May), two new utility territories in New York (September) and Pennsylvania (March). In addition, NHS committed expenditures to facilitate its expansion into the Union Gas territory in Ontario and its rollout of furnace and air conditioner offerings.

The third quarter showed a continued positive impact from the commercial expansion, along with the Consumer Energy business. Customer additions were 252,000, the third highest quarterly total in Just Energy’s history, up 84% from the 137,000 added in the third quarter of fiscal 2010. Net additions were 80,000, up from 13,000 a year earlier. The result of this growth and the acquisition of Hudson was a 42% increase in customer additions, year over year. Sales increased 15% and seasonally adjusted gross margins were up 5% during the third quarter of fiscal 2011.

Distributable cash after gross margin replacement for the current quarter ended December 31, 2010, was $63.8 million ($0.46 per unit), down from $69.5 million ($0.52 per unit) in fiscal 2010. The higher gross margin was offset by increased interest charges, tax provisions and higher bad debt expense. Interest costs relate primarily to the JEEC and JEIF convertible debentures related to the Hudson and Universal acquisitions, funding for water heater purchases, and the debt associated with TGF. Bad debt expense increased by 26% in the third quarter of fiscal 2011 compared to 2010, due to the 48% increase in sales in those markets where the Fund bears the credit risk. Overall, bad debt percentage of relevant sales was 2.5% for the third quarter, within the target range of 2% to 3%.

Just Energy spent $19.1 million in marketing expenses for the quarter to maintain its current level of gross margin, which represents 55% of the total marketing expense, excluding the amortization of contract initiation costs. A further $11.3 million was spent to increase future gross margin for the 80,000 customer additions in the third quarter. General and administrative costs increased by 3% year over year reflecting continued geographic expansion and the larger customer base.

Management’s estimate of the future embedded gross margin is as follows:

(millions of dollars)	As at Dec 31, 2010	As at Sept 30, 2010	Dec 10 vs. Sept 10 Variance	As at Dec 31, 2009	Dec 10 vs. Dec 09 Variance
Canada (CAD$)	$678.9	$708.8	(4)%	$749.9	(9)%
United States (US$)	$822.4	$778.8	6%	$376.9	118%
Total (CAD$)	$1,496.9	$1,510.9	(1)%	$1,139.4	31%

Management’s estimate of the future contracted gross margin decreased slightly to $1,496.9 million from $1,510.9 million at the end of the second quarter of fiscal 2011. There was a net increase in margins from the increased customer base, but this was offset by the 3.4% decline in U.S. exchange rates during the quarter. The margin on commercial customers signed during the quarter was lower than that for the new residential customers signed and the customers lost to attrition or failure to renew. As designed, commercial customers generate a lower upfront gross margin than residential customers; however, the reduced costs to administer the customers and typically less weather-related volatility produce a similar overall customer profit profile.

Distributable cash after all marketing expenses was $52.5 million ($0.38 per unit) for the third quarter of fiscal 2011, a per unit decrease of 17% from $61.2 million ($0.46 per unit) in the prior comparable quarter. The 5% increase in gross margin was offset by the higher interest, tax and bad debt expenses noted above as well as higher marketing costs to add new gross margin. Although the number of net customers added was 80,000, versus 13,000 a year earlier, the blend of large commercial versus consumer margins resulted in a smaller increase in gross margin for the quarter. The payout ratio after deduction of all marketing expenses for the current quarter was 81% versus 67% in fiscal 2010.

Distributable cash after gross margin replacement for the nine months ended December 31, 2010, was $151.0 million ($1.10 per unit), a decrease of 12% per unit from $164.0 million ($1.25 per unit) in the prior comparable period. Distributable cash after marketing expenses was $122.7 million ($0.89 per unit) for the first nine months of fiscal 2011, a decrease of 16% per unit from $138.7 million ($1.06 per unit) for the same period last year. The main factor in the lower distributable cash was the adverse impact of the past record warm winter temperatures on gas consumption, necessary utility gas account reconciliations and lower associated profit recognized in the first and second quarters as well as higher interest, taxes and bad debt expense. The payout ratio after all marketing expenses for the nine-month period of fiscal 2011 was 103% versus 84% for the nine months ended December 31, 2009. Management anticipates that the payout ratio for fiscal 2011 will be less than 100% as it has been in past years.

For further information on the changes in the gross margin, please refer to “Sales and gross margin – Seasonally adjusted” on page 18 and “General and administrative expenses”, “Marketing expenses”, “Bad debt expense” and “Interest expense”, which are further clarified on pages 24 to 26.

Discussion of distributions

(thousands of dollars)

	For the three months ended Dec 31, fiscal 2011	For the three months ended Dec 31, fiscal 2010	For the nine months ended Dec 31, fiscal 2011	For the nine months ended Dec 31, fiscal 2010

Cash flow from operations[1] (A)	$11,196	$4,418	$50,744	$66,920

Net income (B)	217,407	97,390	338,236	310,707

Total cash distributions (C)	42,450	41,248	126,796	117,044

Shortfall of cash flows from operating activities over distributions paid (A-C)	(31,254)	(36,830)	(76,052)	(50,124)

Excess of net income over distributions paid (B-C)	174,957	56,142	211,440	193,663

1Includes non-cash working capital balances

Net income includes non-cash gains and losses associated with the changes in the current market value of Just Energy’s derivative instruments. These instruments form part of the Fund’s requirement to purchase commodity according to estimated demand and, as such, changes in value do not impact the distribution policy or the long-term financial performance of the Fund. The change in fair value associated with these derivatives, included in the net income for the three and nine months ended December 31, 2010, was a gain of $236.6 million and $369.7 million, respectively.

The Fund has, in the past, paid out distributions that were higher than both financial statement net income and operating cash flow. In the view of management, the non-GAAP measure, distributable cash, is an appropriate measure of the Fund’s ability to distribute funds, as the cost of carrying incremental working capital necessary for the growth of the business has been deducted in the distributable cash calculation. Furthermore, investment in the addition of new customers intended to increase cash flow is expensed in the financial statements while the original customer base was capitalized. Management believes that the current level of distributions/dividends is sustainable in the foreseeable future.

The timing differences between distributions and cash flow from operations created by the cost of carrying incremental working capital due to business seasonality and expansion are funded by the operating credit facility.

Standardized Distributable Cash and Cash Available for Distribution

(thousands of dollars, except per unit amounts)

	For the three months ended Dec 31, fiscal 2011	For the three months ended Dec 31, fiscal 2010	For the nine months ended Dec 31, fiscal 2011	For the nine months ended Dec 31, fiscal 2010
Reconciliation to statements of cash flow
Cash inflow from operations	$11,196	$4,418	$50,744	$66,920

Capital expenditures[1]	(16,375)	(12,556)	(44,934)	(34,850)

Standardized Distributable Cash	(5,179)	(8,138)	5,810	32,070

Adjustments to Standardized Distributable Cash
Change in non-cash working capital [2]	42,055	55,938	70,270	69,791
Tax impact on distributions to Class A preference shareholders[3]	326	886	1,305	1,963
Other	(1,059)	—	354	—
Capital expenditures[1]	16,375	12,556	44,934	34,850

Cash Available for Distribution	$52,518	$61,242	$122,673	$138,674

Standardized Distributable Cash – per unit basic	(0.04)	(0.05)	0.04	0.25

Standardized Distributable Cash – per unit diluted	(0.04)	(0.05)	0.04	0.21
Payout ratio based on Standardized Distributable Cash	NMF [4]	NMF [4]	2,182%	365%

[1]

The vast majority of capital expenditures in the first six months of fiscal 2011 and 2010 related to the purchase of water heaters for subsequent rental. These expenditures expand the productive capacity of the business. Effective January 2010, water heater capital purchases are being funded through separate financing secured by the water heaters and associated contracts. All other capital expenditures were funded by the credit facility.

[2]

Change in non-cash working capital is excluded from the calculation of Cash Available for Distribution as the Fund had a $250 million credit facility, available for use to fund working capital requirements. Effective January 1, 2011, Just Energy amended and restated its credit agreement to increase the available line to $350 million.

[3]

This amount includes payments to the holder of Class A preference shares and is equivalent to distributions. The number of Class A preference shares outstanding is included in the denominator of any per unit calculation.

[4]	Not a meaningful number.

In accordance with the Canadian Institute of Chartered Accountants (“CICA”) July 2007 interpretive release, Standardized Distributable Cash in Income Trusts and other Flow-Through Entities, the Fund has presented the distributable cash calculation to conform to this guidance. In summary, for the purposes of the Fund, Standardized Distributable Cash is defined as the periodic cash flows from operating activities, including the effects of changes in non-cash working capital less total capital expenditures as reported in the GAAP financial statements.

Financing strategy

Effective January 1, 2011, Just Energy increased its credit facility from $250 million to $350 million. The $350.0 million credit facility will be sufficient to meet the Fund’s short-term working capital and capital expenditure requirements. Working capital requirements can vary widely due to seasonal fluctuations and planned U.S.-related growth. In the long term, the Fund may be required to increase the level of the working capital facility to support growth or to access the equity or debt markets in order to fund significant acquisitions. NEC entered into agreements in January 2010 and July 2010 with the Home Trust Company (“HTC”) to separately finance its water heaters. See page 29 for further discussion on this financing. TGF has a separate credit facility, debenture and a term loan for its funding requirements, which are detailed on page 29.

Productive capacity

Just Energy’s primary business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term, fixed-price, price-protected, variable rate and green energy contracts. In addition, through NHS, the Fund sells and rents high efficiency and tankless water heaters and HVAC products. TGF, an ethanol producer, operates an ethanol facility in Belle Plaine, Saskatchewan. The Fund’s productive capacity is primarily determined by the gross margin earned from the contract price and the related supply cost on energy contracts. Also included is the gross margin earned on water heater rentals and ethanol sales after deducting production-related costs.

The maintenance of productive capacity of Just Energy is achieved through the retention of existing customers and the addition of new customers to replace those that have not been renewed. The productive capacity is maintained and grows through independent contractors and Hudson broker channels, call centre renewal efforts, internet marketing and various mail campaigns. Just Energy entered into agreements with its wholly owned subsidiary, Momentis, a network marketing entity, under which its independent representatives will market natural gas and electricity contracts on behalf of Just Energy. Management believes that this arrangement will further expand the productive capacity of the energy business.

Effectively, all of the residential marketing costs related to energy customer contracts are expensed immediately but fall into two categories: The first represents marketing expenses to maintain gross margin at pre-existing levels and, by definition, maintain productive capacity. The second category is marketing expenditures to add new margin which, therefore, expands productive capacity. Commercial marketing expenses are paid in one of two ways: The commission is either paid throughout the contract period as residuals to the broker who signed the customer for as long as the contract flows, or alternatively, it is completely or partially paid upfront and the remaining balance is paid through residuals.

The vast majority of capital expenditures incurred by Just Energy relate to the purchase of water heaters, which are subsequently rented on a long-term basis under customer contracts. These capital expenditures are funded by non-recourse borrowings which have the water heaters and the rental contracts as security. As such, these capital expenditures increase the productive capacity of the Fund.

Summary of quarterly results

(thousands of dollars, except per unit amounts)

	Fiscal 2011 Q3	Fiscal 2011 Q2	Fiscal 2011 Q1	Fiscal 2010 Q4
Sales (seasonally adjusted)	$741,817	$748,480	$639,997	$694,788
Gross margin (seasonally adjusted)	132,212	115,356	88,933	121,872
General and administrative expense	26,283	25,511	29,272	22,405

Net income (loss)	217,407	(154,480)	275,309	(79,211)
Net income (loss) per unit – basic	1.61	(1.15)	2.05	(0.59)
Net income (loss) per unit – diluted	1.39	(1.15)	1.85	(0.59)
Adjusted EBITDA	78,220	39,375	31,282	108,961
Amount available for distribution
After gross margin replacement	63,811	53,442	33,783	66,023
After marketing expense	52,518	45,753	24,402	58,359
Payout ratio[1]
After gross margin replacement	67%	79%	125%	103%[2]
After marketing expense	81%	92%	172%	117%[2]

	Fiscal 2010 Q3	Fiscal 2010 Q2	Fiscal 2010 Q1	Fiscal 2009 Q4
Sales (seasonally adjusted)	$654,686	$562,133	$432,565	$589,948
Gross margin (seasonally adjusted)	121,722	107,519	74,769	106,143
General and administrative expense	24,767	25,634	15,617	18,150
Net income (loss)	97,390	110,690	102,627	(168,621)
Net income (loss) per unit – basic	0.73	0.83	0.92	(1.57)
Net income (loss) per unit – diluted	0.73	0.82	0.91	(1.57)
Adjusted EBITDA	60,563	36,598	30,182	104,614
Amount available for distribution
After gross margin replacement	69,455	52,303	42,219	72,244
After marketing expense	61,242	41,345	36,087	62,515
Payout ratio[1]
After gross margin replacement	59%	78%	83%	74%[2]
After marketing expense	67%	99%	97%	85%[2]

[1]	The payout ratios have been calculated using cash distributions paid during the quarter.

[2]	Includes a one-time Special Distribution of $26.7 million paid in the fourth quarter of fiscal 2010 and $18.6 million paid in the fourth quarter of fiscal 2009.

Just Energy’s results reflect seasonality, as consumption is greatest during the third and fourth quarters (winter quarters). While year over year quarterly comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher distributable cash with a lower payout ratio in the third and fourth quarters, and lower distributable cash with a higher payout ratio in the first and second quarters, excluding any Special Distributions.

Analysis of the third quarter

The 13% increase in seasonally adjusted sales compared to the prior comparable quarter is attributable to the Hudson customers, acquired on May 7, 2010, with a May 1, 2010 effective date and new customer additions over the past three quarters. The customer base has increased by 42% from December 31, 2009. The increase in sales was less than the increase in customers due to the lower average customer contract prices for recently added customers and the decline in the U.S. dollar exchange rate. Improved sales and gross margin from TGF and NHS are also factors in the growth.

Seasonally adjusted gross margin increased by 9% in the third quarter of fiscal 2011 to $132.2 million, up from $121.7 million in the same period last year. The margin increase was less than the increase in sales due to the lower relative margins on commercial customers who make up the majority of the incremental customers year over year. As designed, commercial customers generate lower upfront gross margin than residential customers; however, the reduced costs to administer the customers and typically less weather-related volatility produce a similar overall customer profit profile. General and administrative costs were $26.3 million, an increase of 6% for the quarter, from the same period last year. The 6% increase has allowed Just Energy to support a 42% increase in customers as well as funding one-time costs for the conversion to a corporate structure.

The distributable cash after customer gross margin replacement was $63.8 million, down 8% from $69.5 million in the prior comparable quarter. The increased gross margin was offset by increased administrative and interest charges, tax provision increases and higher bad debt expenses versus the prior year comparable quarter.

After the deduction of all marketing expenses, distributable cash totalled $52.5 million, a decrease of 14% from $61.2 million in the third quarter of fiscal 2010. Distributions for the quarter were $42.5 million, reflecting the same annual rate of $1.24, unchanged from a year ago. The payout ratio after payment of all marketing costs for the third quarter of fiscal 2011 was 81% versus 67% for the same period last year. Management anticipates that the payout ratio for fiscal 2011 will be less than 100%, as it has been in past years.

Gas and electricity marketing

Sales and gross margin – Per financial statements

For the three months ended December 31

(thousands of dollars)

	$378,8240	$378,8240	$378,8240	$378,8240	$378,8240	$378,8240
	Fiscal 2011		Fiscal 2010
Sales	Canada	United States	Total	Canada	United States	Total
Gas	$171,495	$156,525	$328,020	$207,499	$134,251	$341,750
Electricity	146,469	236,728	383,197	171,896	91,263	263,159

	$317,964	$393,253	$711,217	$379,395	$225,514	$604,909

Increase (decrease)	(16)%	74%	18%

	$378,8240000	$378,8240000	$378,8240000	$378,8240000	$378,8240000	$378,8240000
Gross Margin	Canada	United States	Total	Canada	United States	Total
Gas	$29,283	$25,530	$54,813	$32,165	$25,478	$57,643
Electricity	19,459	47,573	67,032	29,265	21,090	50,355

	$48,742	$73,103	$121,845	$61,430	$46,568	$107,998

Increase (decrease)	(21)%	57%	13%

For the nine months ended December 31

(thousands of dollars)

	$378,8240	$378,8240	$378,8240	$378,8240	$378,8240	$378,8240
	Fiscal 2011		Fiscal 2010
Sales	Canada	United States	Total	Canada	United States	Total
Gas	$378,824	$285,500	$664,324	$448,832	$222,409	$671,241
Electricity	472,677	783,717	1,256,394	469,844	278,570	748,414

	$851,501	$1,069,217	$1,920,718	$918,676	$500,979	$1,419,655

Increase (decrease)	(7)%	113%	35%

	$378,8240	$378,8240	$378,8240	$378,8240	$378,8240	$378,8240
Gross Margin	Canada	United States	Total	Canada	United States	Total
Gas	$44,350	$30,353	$74,703	$61,375	$44,967	$106,342
Electricity	73,258	142,244	215,502	80,645	64,401	145,046

	$117,608	$172,597	$290,205	$142,020	$109,368	$251,388

Increase (decrease)	(17)%	58%	15%

Canada

Sales and gross margin for the three months ended December 31, 2010, were $318.0 million and $48.7 million, respectively, a decrease of 16% and 21%, respectively, from the prior comparable period. Total sales and gross margin for the nine-month period of fiscal 2011 were $851.5 million and $117.6 million, respectively.

United States

Sales and gross margin in the U.S. were $393.3 million and $73.1 million, respectively, for the third quarter of 2011, an increase of 74% and 57%, respectively, from the same period last year. Total sales and gross margin for the nine months ended December 31, 2010, were $1.1 billion and $172.6 million, respectively.

Sales and gross margin – Seasonally adjusted1

For the three months ended December 31

(thousands of dollars)

	$378,82400000,	$378,82400000,	$378,82400000,	$378,82400000,	$378,82400000,	$378,82400000,
	Fiscal 2011		Fiscal 2010
Sales	Canada	United States	Total	Canada	United States	Total
Gas	$171,495	$156,525	$328,020	$207,499	$134,251	$341,750
Adjustments[1]	(2,637)	158	(2,479)	23,743	3,977	27,720

	$168,858	$156,683	$325,541	$231,242	$138,228	$369,470
Electricity	146,469	236,728	383,197	171,896	91,263	263,159

	$315,327	$393,411	$708,738	$403,138	$229,491	$632,629

Increase (decrease)	(22)%	71%	12%

	$378,82400	$378,82400	$378,82400	$378,82400	$378,82400	$378,82400
Gross margin	Canada	United States	Total	Canada	United States	Total
Gas	$29,283	$25,530	$54,813	$32,165	$25,478	$57,643
Adjustments[1]	(2,268)	2,202	(66)	9,350	425	9,775

	$27,015	$27,732	$54,747	$41,515	$25,903	$67,418
Electricity	19,459	47,573	67,032	29,265	21,090	50,355

	$46,474	$75,305	$121,779	$70,780	$46,993	$117,773

Increase (decrease)	(34)%	60%	3%

For the nine months ended December 31

(thousands of dollars)

	$378,82400	$378,82400	$378,82400	$378,82400	$378,82400	$378,82400
	Fiscal 2011		Fiscal 2010
Sales	Canada	United States	Total	Canada	United States	Total
Gas	$378,824	$285,500	$664,324	$448,832	$222,409	$671,241
Adjustments[1]	99,956	18,480	118,436	160,985	27,764	188,749

	$478,780	$303,980	$782,760	$609,817	$250,173	$859,990
Electricity	472,677	783,717	1,256,394	469,844	278,570	748,414

	$951,457	$1,087,697	$2,039,154	$1,079,661	$528,743	$1,608,404

Increase (decrease)	(12)%	106%	27%

	$378,82400000,	$378,82400000,	$378,82400000,	$378,82400000,	$378,82400000,	$378,82400000,
Gross margin	Canada	United States	Total	Canada	United States	Total
Gas	$44,350	$30,353	$74,703	$61,375	$44,967	$106,342
Adjustments[1]	21,272	5,625	26,897	41,804	2,688	44,492

	$65,622	$35,978	$101,600	$103,179	$47,655	$150,834
Electricity	73,258	142,244	215,502	80,645	64,401	145,046

	$138,880	$178,222	$317,102	$183,824	$112,056	$295,880

Increase (decrease)	(24)%	59%	7%

[1]	For Ontario, Manitoba, Quebec and Michigan gas markets.

On a seasonally adjusted basis, sales increased by 12% in the third quarter of fiscal 2011 to $708.7 million as compared to $632.6 million in fiscal 2010. Gross margins were $121.8 million for the three months ended December 31, 2010, up 3% from the prior comparable quarter. The lower increase in margin versus sales is a result of lower margins on commercial customers, which generated the majority of the increase in sales over the period as well as an active blend and extend marketing program which reduces short-term gross margins to increase gross margin in the long term. During the third quarter, blend and extend offers and other customer contract renegotiations resulted in a $3.4 million reduction on what would have otherwise been collected as gross margin. For the nine months, the total margin reduction has been $6.9 million, however, to date these retention efforts have resulted in $20.5 million in increased future gross margin for the extension period.

Total sales and gross margin for the first nine months of fiscal 2011 were $2.0 billion and $317.1 million, respectively, versus $1.6 billion and $295.9 million for the same period last year.

Canada

Seasonally adjusted sales were $315.3 million for the quarter, down 22% from $403.1 million in fiscal 2010. Seasonally adjusted gross margins were $46.5 million in the third quarter of fiscal 2011, a decrease of 34% from $70.8 million in the same period last year. For the nine months ended December 31, 2010, seasonally adjusted sales and gross margin were $951.5 million and $138.9 million, respectively, down 12% and 24%, respectively, from the prior comparable period.

Gas

Canadian gas sales were $168.9 million, a decrease of 27% from $231.2 million in the third quarter of fiscal 2010. In the third quarter of fiscal 2011, total customer delivered volume was down 17% from the prior comparable quarter due to a 12% decrease in flowing customers. Gross margin totalled $27.0 million, down 35% from the third quarter of fiscal 2010, reflecting lower consumption and lower realized margin per customer due to the blend and extend contracts signed by customers among other factors. This will result in higher margins in the fourth quarter more in line with higher winter customer consumption.

For the nine months ended December 31, 2010, sales and gross margins were $478.8 million and $65.6 million, respectively, a decrease of 21% and 36%, respectively, over the same period last year.

After allowance for balancing and inclusive of acquisitions, realized average gross margin per customer (“GM/RCE”) for the three months ended December 31, 2010, amounted to $166/RCE compared to $214/RCE for the prior comparable quarter. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

Electricity

Electricity sales were $146.5 million for the quarter, a decrease of 15% from the third quarter of fiscal 2010 due to a 4% decline in flowing customers. Gross margin decreased by 34% for the current quarter to $19.5 million versus $29.3 million for the prior comparable period. This decrease is a result of the 4% decline in customers and total reduced consumption of 8%. The Blend and Extend program added to the gross margin decrease for the quarter. Also, expiring higher margin customers are being replaced with new lower margin customers due to competitive pressures from low utility prices in Ontario.

For the nine months ended December 31, 2010, sales and gross margins were $472.7 million and $73.3 million, respectively, an increase of 1% and decrease of 9%, respectively, over the same period last year.

Realized average gross margin per customer after all balancing and including acquisitions for the quarter ended December 31, 2010, in Canada amounted to $108/RCE, a decrease from $151/RCE in the prior year comparable quarter due to the cumulative effect of new lower margin contracts necessary to compete against the very low utility price in the Ontario market. Again, the success of “blend and extend” reduced margins in the short term in exchange for higher margins in the future. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

United States

Sales for the third quarter of fiscal 2011 were $393.4 million, an increase of 71% from $229.5 million in the prior comparable quarter. Seasonally adjusted gross margin was $75.3 million, up 60% from $47.0 million from the same quarter last year.

Gas

For the third quarter of fiscal 2011, gas sales and gross margin in the U.S. totalled $156.7 million and $27.7 million, respectively, versus $138.2 million and $25.9 million in fiscal 2010. The sales increase of 13% was due to a 45% increase in customers largely through successful marketing but also through the acquisition of Hudson. Sales growth was less than customer growth due to a lower U.S. dollar exchange rate and lower selling prices.

Gross margin increased quarter over quarter by 7% as opposed to the 13% increase in sales primarily as a result of the 11% decline in customer consumption in Michigan and the Midwest due to relatively warmer weather conditions and utility settlements.

Sales and gross margin for the nine months ended December 31, 2010, totalled $304.0 million and $36.0 million, respectively.

Average realized gross margin after all balancing costs for the three months ended December 31, 2010, was $161/RCE, a decrease of 22% over the prior year comparable period of $207/RCE. This is due to lower per customer consumption, utility reconciliations, losses on sale of excess gas and the inclusion of lower margin commercial customers acquired with Hudson. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois and California.

Electricity

U.S. electricity seasonally adjusted sales and gross margin for the quarter were $236.7 million and $47.6 million, respectively, versus $91.3 million and $21.1 million, respectively, in the prior comparable quarter of fiscal 2010. Sales were up 159% due to an increase in flowing customers year over year attributable to the Hudson acquisition and strong marketing growth. Sales were up more than gross margin due to higher customer contract prices, offsetting the decline in the U.S. dollar exchange rate. Total customer demand increased by 214%, which is consistent with the growth in the customer base. Margins were up 126% year over year. The majority of customers added over the period were commercial customers with lower per customer margins than the largely residential book in place a year prior.

For the nine months ended December 31, 2010, the sales and gross margins were $783.7 million and $142.2 million, respectively.

Average gross margin per customer for electricity during the current quarter decreased to $160/RCE, compared to $213/RCE in the prior year comparable period, as a result of a lower U.S. dollar exchange rate and lower margins per RCE for commercial customers added. The GM/RCE value for Texas, Pennsylvania and California includes an appropriate allowance for the bad debt expense.

Customer aggregation

Long-term customers

	Oct 1, 2010	Additions	Attrition	Failed to renew	Dec 31, 2010	% increase (decrease)
Natural gas
Canada	689,000	14,000	(16,000)	(17,000)	670,000	(3)%
United States	569,000	36,000	(28,000)	(6,000)	571,000	—

Total gas	1,258,000	50,000	(44,000)	(23,000)	1,241,000	(1)%

Electricity
Canada	745,000	36,000	(20,000)	(13,000)	748,000	—
United States	1,158,000	166,000	(51,000)	(21,000)	1,252,000	8%

Total electricity	1,903,000	202,000	(71,000)	(34,000)	2,000,000	5%

Combined	3,161,000	252,000	(115,000)	(57,000)	3,241,000	3%

Gross customer additions for the quarter were 252,000, the third largest quarterly total in Just Energy’s history. This was due to very strong additions in both the Consumer Energy division and the Commercial Energy division. Of the total, 136,000 were commercial customers, showing the continued positive impact of both the newly established broker channel and Just Energy’s internal efforts to expand its share of the commercial market. Commercial customers now represent approximately 40% of the total customer base. Net customer additions through marketing for the quarter were 80,000. For the same quarter last year, there were 13,000 net customer additions through marketing. Overall, there has been a 3% increase in total customers from the second quarter and a 42% increase over the past 12 months.

For the three-month period ended December 31, 2010, total gas customers decreased by 1%, reflecting a difficult Canadian price environment with a large disparity between utility spot prices and the five-year prices. The extended period of low, stable gas prices has reduced the customer appetite for the stability of higher priced long-term fixed contracts. This continues to impact new customer additions and renewals.

Total electricity customers were up 5% in the third quarter of fiscal 2011, with strong growth in our U.S. markets and a slight increase in total customers in our Canadian markets.

As at December 31, 2010, there are an additional 41,000 RCEs categorized as variable and short term in nature and, accordingly, have not been included in the long-term customer aggregation reported above. The majority of these short-term customers were acquired as part of the Hudson acquisition earlier in the year.

JustGreen

Sales of the JustGreen products remain strong despite premium pricing in a low-price environment. The JustGreen program allows customers to choose to purchase units of green energy in the form of renewable energy or carbon offsets, in an effort to reduce greenhouse gas emissions. When a customer purchases a unit of green energy, it creates a contractual obligation for Just Energy to purchase a supply of green energy at least equal to the demand created by the customer’s purchase. A review was conducted by Grant Thornton LLP of Just Energy’s Renewable Energy and Carbon Offsets Sales

and Purchases report for the period from January 1, 2009 through December 31, 2009, validating the match of the Fund’s renewable energy and carbon offset purchases against customer contracts. An audit for the calendar year of 2010 will be conducted in the spring of 2011. Just Energy is a participant in a number of renewable energy projects across North America and is actively pursuing new projects to meet customer demand for green commodity.

The Fund currently sells JustGreen gas in the eligible markets of Ontario, British Columbia, Alberta, Michigan, New York, Ohio and Illinois and JustGreen electricity in Ontario, Alberta, New York and Texas. JustGreen sales will expand into the remaining markets over the coming quarters. Of all consumer customers who contracted with Just Energy in the quarter, 37% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 92% of their consumption as green supply, which compared to 38% take-up, for an average of 91% of consumption in the second quarter.

As at December 31, 2010, green supply made up 5% of the overall gas portfolio, up from 3% in the third quarter last year. JustGreen supply makes up 10% of the electricity portfolio, up from 5% from the same date last year.

Attrition

Natural gas

The trailing 12-month natural gas attrition in Canada was 11%, slightly above management’s target of 10%. Attrition is higher than targeted levels due to a higher than normal customer default move back to the utility. In the U.S., gas attrition for the trailing 12 months was 25%, below management’s annual target of 30%. This reflects a small continued improvement in the U.S. due to new product offerings and greater economic stability within the U.S. customer base.

Electricity

The trailing 12-month electricity attrition rate in Canada for the quarter was 12%, above management’s target of 10%. The electricity attrition has been reflecting a similar trend to that of the Canadian gas market. Electricity attrition in the U.S. was 18% for the trailing 12 months, below management’s target of 20%.

	Trailing 12-month attrition fiscal 2011	Targeted attrition fiscal 2011
Natural gas
Canada	11%	10%
United States	25%	30%

Electricity
Canada	12%	10%
United States	18%	20%

Failed to renew

The Just Energy renewal process is a multi-faceted program and aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional four or five years.

The trailing 12-month renewal rate for all Canadian gas customers was 65%, below management’s target of 70%. In the Ontario gas market, customers who do not positively elect to renew or terminate their contract receive a one-year fixed-price for the ensuing year. Of the total Canadian gas customer renewals during the past twelve months, 30% were renewed for a one-year term. Canadian gas markets lagged the 2011 target of 70%, largely due to the current high spread between the Just Energy five-year price and the utility spot price. The long period of stable low gas prices has reduced customer interest in renewing at higher fixed prices. Management will continue to focus on increasing renewals, and a return to rising market pricing should result in an improvement in Canadian gas renewal rates to target levels.

The electricity renewal rate for Canadian customers was 64% for the trailing 12 months, which is below the targeted level. There continues to be solid demand for JustGreen products, supporting renewals in Canadian electricity customers but due to the disparity between the spot and five-year prices and low volatility in the spot prices, customers have been reluctant to again lock into fixed-priced products. Just Energy has introduced some enhanced variable-price offerings to improve renewal rates.

In the U.S. markets, Just Energy had primarily Illinois and a small number of Indiana and New York gas customers up for renewal. Gas renewals for the U.S. were 76%, slightly above our target of 75%.

During the quarter, Just Energy had both Texas and New York electricity customers up for renewal. The electricity renewal rate was 75%, consistent with the target rate of 75%.

In each of these markets, our green product is in the process of being offered to renewing customers, which should further strengthen the profitability of these customers.

	Trailing 12-month renewals fiscal 2011	Targeted renewals fiscal 2011
Natural gas
Canada	65%	70%
United States	76%	75%

Electricity
Canada	64%	70%
United States	75%	75%

Gas and electricity contract renewals

This table shows the percentage of customers up for renewal in each of the following years:

	Canada – gas	Canada - electricity	U.S. - gas	U.S. - electricity
Remainder of 2011	6%	6%	3%	6%
2012	26%	21%	22%	27%
2013	22%	24%	25%	19%
2014	16%	17%	12%	21%
2015	14%	12%	16%	14%
Beyond 2015	16%	20%	22%	13%

Total	100%	100%	100%	100%

Just Energy continuously monitors its customer renewal rates and continues to modify its offering to existing customers in order to maximize the number of customers who renew their contracts. To the extent there is continued customer take-up on “blend and extend” offers, some renewals scheduled for 2012 and 2013 will move back to 2015 and beyond.

Gross margin earned through new marketing efforts

Annual gross margin per customer for new and renewed customers

The table below depicts the annual margins on contracts of residential customers signed in the quarter. This table reflects all margin earned on new additions and renewals including both the brown commodity and JustGreen. Customers added through marketing were at or above the margins of customers lost through attrition or failure to renew. Renewing customers were at lower margins largely due to lesser take-up of JustGreen on renewal. However, JustGreen is beginning to be aggressively marketed for renewals, with the expectation that rates similar to those for new customers can be achieved. Sales of the JustGreen products remained very strong with approximately 37% of all residential customers added in the past quarter taking some or all green energy supply. Customers that have purchased the JustGreen product elected, on average, to take 92% of their consumption in green supply. For large commercial customers, the average gross margin for new customers added was $97/RCE, unchanged from the second quarter of fiscal 2011. The aggregation cost of these customers is commensurately lower per RCE than a residential customer.

Annual gross margin per customer[1]	Q3 fiscal 2011		Number of customers
Residential and small commercial customers added in the quarter
— Canada—gas		$235	6,000
— Canada—electricity		$179	18,000
— United States—gas		$209	32,000
— United States—electricity		$183	60,000
Average annual margin		$192

Residential and small commercial customers renewed in the quarter
— Canada—gas		$186	33,000
— Canada—electricity		$134	30,000
— United States—gas		$208	14,000
— United States—electricity Average annual margin	$ $	205 173	8,000

Large commercial customers added in the quarter		$97	136,000
Large commercial customers lost in the quarter		$122	58,000

Residential and small commercial customers lost in the quarter
— Canada—gas		$195	32,000
— Canada—electricity		$150	33,000
— United States—gas		$208	27,000
— United States—electricity		$222	22,000
Average annual margin		$191

[1]	Customer sales price less cost of associated supply and allowance for bad debt and U.S. working capital.

Home Services division (NHS)

NHS provides Ontario residential customers with long-term water heater rental programs that offer conventional tanks, power vented tanks and tankless water heaters in a variety of sizes, in addition to now offering furnaces and air conditioners. NHS continues to ramp up its operations and, as at December 31, 2010, had a cumulative installed base of 108,300 water heaters, 1,900 furnaces, and 500 air conditioners in residential homes. The water heater installed base has increased by 60% in the past year. Management is confident that NHS will contribute to the long-term profitability of Just Energy and continue to help diversify away from weather-related volatility. NHS currently markets through approximately 200 independent contractors.

As NHS is a high growth, relatively capital-intensive business, Just Energy’s management believes that, in order to maintain stability of distributions, separate non-recourse financing of this capital is appropriate. In January, 2010, NHS announced that it had entered into a long-term financing agreement with Home Trust Company (“HTC”) for the funding of the water heaters for NHS in the Enbridge gas distribution territory. During July, 2010, NHS expanded this financing arrangement to cover the Union Gas territory. Under the agreements, NHS receives funds equal to the amount of the five-year cash flow of the water heater contract discounted at an agreed upon rate. HTC is then paid an amount which is equal to the customer rental payments on the water heaters for the next five years. The funding received from HTC up to December 31, 2010 was $89.8 million.

Management’s strategy for NHS is to self-fund the business through its growth phase, building value within the customer base. This way, NHS will not require significant cash from Just Energy’s core operations nor will Just Energy rely on NHS’s cash flow to fund distributions. The result should be a valuable asset, which will generate strong cash returns following repayment of the HTC financing.

The first nine months of 2011 saw significant geographic and product expansions for NHS. The division has begun marketing its products in Union Gas territory in Ontario, expanding its reach to the entire province. It also rolled out an offering of furnace and air conditioner rentals and sales. These expansions were funded by increased general and administrative costs but are expected to substantially increase the growth and profitability of NHS in the future.

Selected financial information

(thousands of dollars, except where indicated)

	Three months ended Dec 31, 2010	Three months ended Dec 31, 2009
Sales per financial statements	$5,976	$2,597
Cost of sales	1,611	379

Gross margin	4,365	2,218

Marketing expenses	756	375
General and administrative expense	2,896	1,045
Interest expense	1,733	—

Capital expenditures	7,044	4,841
Amortization	484	450

Ending total number of water heaters installed	108,300	67,500

Results of operations

For the quarter ended December 31, 2010, NHS had sales of $6.0 million and gross margin of $4.4 million, an increase of 130% and 97%, respectively, from the prior comparable quarter. The cost of sales for the quarter was $1.6 million, of which $1.2 million represents the non-cash amortization of the installed water heaters for the customer contracts signed to date. Marketing expenses for the third quarter of fiscal 2011 were $0.8 million and include the amortization of commission costs paid to the independent agents, automotive fleet costs, advertising and promotion, and telecom and office supplies expenses. General and administrative costs, which relate primarily to administrative staff compensation and warehouse expenses, amounted to $2.9 million for the three months ended December 31, 2010. The high level of general and administrative costs relative to past quarters was largely due to the expansion into Union Gas territory and the rollout of furnace and air conditioner offerings.

Capital expenditures, including installation costs, amounted to $7.0 million for the three months ended December 31, 2010. Amortization costs were $0.5 million for the current quarter and include not only the depreciation on non-tank-related capital assets noted above but also the amortization of the purchased water heater contracts.

For the nine months ended December 31, 2010, sales and gross margin for NHS were $15.6 million and $11.0 million, respectively. Marketing, general and administrative and other expenses were $2.4 million and $8.8 million, respectively, for the first nine months of fiscal 2011. Interest expense amounted to $4.6 million as a result of the financing arrangement with HTC. To date in fiscal 2011, capital expenditures by NHS amounted to $24.4 million. Comparative figures are not included as NHS was acquired as part of the Universal acquisition effective July 1, 2009.

The growth of NHS has been rapid and, combined with the HTC financing, is expected to be self-sustaining on a cash flow basis.

Ethanol division (TGF)

TGF continues to remain focused on improving the plant production and run time of the Belle Plaine, Saskatchewan, wheat-based ethanol facility. For the quarter ended December 31, 2010, the plant achieved an average production capacity of 84%, which is the best quarter in its history. The Phase 1 grain-milling upgrade has allowed the plant to achieve daily milling rates exceeding nameplate capacity from time to time. Ethanol prices improved and were, on average, $0.60 per litre for the quarter, an increase of 5% from the $0.57 per litre price noted in the second quarter. Wheat prices averaged $160 per metric tonne for the quarter, down from $170 last quarter.

The ethanol division has separate non-recourse financing in place such that capital requirements and operating losses will not impact Just Energy’s core business and its ability to pay distributions.

Selected financial information

(thousands of dollars)

	Three months ended Dec 31, 2010	Three months ended Dec 31, 2009
Sales per financial statements	$26,879	$19,460
Cost of sales	20,887	17,729

Gross margin	5,992	1,731

General and administrative expense	3,110	2,440

Interest expense	1,789	1,671

Capital expenditures	37	1,263

Amortization	299	222

Results of operations

During the third quarter of fiscal 2011, TGF had sales of $26.9 million, an increase of 38% from $19.5 million in the prior comparable quarter. Gross margin amounted to $6.0 million, up 246% from $1.7 million in the third quarter of fiscal 2010. During the quarter, the plant produced 31.6 million litres of ethanol and 31,683 metric tonnes of DDG. For the three months ended December 31, 2010, TGF incurred $3.1 million in general and administrative expenses and $1.8 million in interest charges.

For the nine months ended December 31, 2010, sales and gross margin for TGF were $74.9 million and $7.9 million, respectively. General and administrative costs and interest expenses were $8.4 million and $5.4 million, respectively, for the first nine months of fiscal 2011. Comparative figures were not included as TGF was acquired as part of the Universal acquisition, effective July 1, 2009.

TGF receives a federal subsidy related to the ecoEnergy for Biofuels Agreement signed on February 17, 2009, based on the volume of ethanol produced. From July 1, 2009 to March 31, 2010, the subsidy was ten cents per litre, and throughout fiscal 2011, this subsidy will be nine cents per litre. This amount declines through time to five cents per litre of ethanol produced in fiscal 2015, the last year of the agreement.

Overall consolidated results – Just Energy

General and administrative expenses

General and administrative costs were $26.3 million for the three months ended December 31, 2010, an increase of 6% from $24.8 million which was reported in the third quarter of fiscal 2010. The 6% increase has allowed Just Energy to support a 42% increase in customers as well as funding one-time costs for the conversion to a corporate structure. In addition, Just Energy obtained a new commercial license in Pennsylvania and incurred costs to prepare to enter Pennsylvania for residential sales and Saskatchewan for the commercial business. Just Energy expects continued general and administrative spending to support geographic market expansion but management believes that costs per customer will continue to decline over the long term.

Expenditures for general and administrative costs for the nine months ended December 31, 2010, were $81.1 million, an increase of 23% from $66.0 million in the prior comparable period. The increase versus the prior period is a result of the inclusion of Hudson administrative costs, increased costs to accommodate numerous areas of expansion (which should result in higher margin and distributable cash in future periods) and Universal administrative costs (only six months were included in the comparable period).

Marketing expenses

Marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives for signing new customers, as well as corporate costs, were $34.5 million, an increase of 30% from $26.5 million in the third quarter of fiscal 2010. New customers signed by our marketing sales force were 252,000 in the third quarter of fiscal 2011, up 84% compared to 137,000 customers added through our sales offices in the same period last year. The increase in the current quarter expense reflects the cost of strong growth in customer additions, offset by the lower aggregation cost per customer and a lower U.S. dollar exchange rate.

Marketing expenses to maintain gross margin are allocated based on the ratio of gross margin lost from attrition as compared to the gross margin signed from new and renewed customers during the period. Marketing expenses to maintain gross margin were $19.1 million for the third quarter of fiscal 2011, an increase of 4% from $18.3 million from the prior comparable quarter.

Marketing expenses to add new gross margin are allocated based on the ratio of net new gross margin earned on the customers signed, less attrition, as compared to the gross margin signed from new and renewed customers during the period.

Marketing expenses to add new gross margin in the third quarter totalled $11.3 million, a 38% increase from $8.2 million in the prior comparable period. Although there was a greater increase in the net customer additions of 80,000 for the third quarter, up from 13,000 in fiscal 2010, the blend of commercial and residential customers added resulted in a lower increase in margin than in the previous year.

Commissions related to obtaining and renewing Hudson commercial contracts are paid in one of the following ways: all or partially upfront or as a residual payment over the life of the contract. If the commission is paid all or partially upfront, it is capitalized and amortized in marketing expenses over the term for which the associated revenue is earned. If the commission is paid as a residual payment, the amount is expensed as earned. Of the current total commercial customer base, approximately 65% are commercial broker customers and 40% of these commercial brokers are being paid recurring residual payments.

Marketing expenses included in distributable cash exclude amortization related to the contract initiation costs for Hudson and NHS. For the three and nine months ended December 31, 2010, the amortization amounted to $4.1 million and $10.3 million, respectively.

For the nine months ended December 31, 2010, total marketing expenses were $101.2 million, an increase of 39% from the $73.0 million reported in the same period last year.

The actual aggregation costs for the nine months ended December 31, 2010, per customer for residential and commercial customers signed by independent representatives and commercial customers signed by brokers were as follows:

	Residential customers	Commercial customers	Commercial broker customers
Natural gas
Canada	$269/RCE	$161/RCE	$31/RCE
United States	$181/RCE	$155/RCE	$21/RCE

Electricity
Canada	$203/RCE	$138/RCE	$32/RCE
United States	$147/RCE	$76/RCE	$41/RCE

Total aggregation costs	$172/RCE	$108/RCE	$35/RCE

The actual aggregation cost per customer added for all energy marketing for the nine months ended December 31, 2010, was $104, down from $110 in the second quarter. This is due to the higher relative number of commercial customers aggregated and their associated lower costs. The $35 average aggregation cost for the commercial broker customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts pay further commissions averaging $35 per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $63 (1.8 X $35) to the fiscal 2011 $35 average aggregation cost for commercial broker customers reported above.

Unit based compensation

Compensation in the form of units (non-cash) granted by the Fund to the directors, officers, full-time employees and service providers of its subsidiaries and affiliates pursuant to the 2001 unit option plan, the 2004 unit appreciation rights plan and the directors’ deferred compensation plan amounted to $1.3 million for the third quarter of fiscal 2011, an increase from the $1.0 million paid in third quarter of fiscal 2010. Total costs for the nine months ended December 31, 2010, totalled $3.9 million, versus $2.6 million for the same period last year. The increase relates primarily to additional fully paid unit appreciation rights awarded to the senior management of the Fund.

Bad debt expense

In Illinois, Alberta, Texas, Pennsylvania, California and Massachusetts, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in B.C., New York and Ontario, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer account collection for territories within Ontario that were previously serviced by our competitor, Reliance. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the quarter, Just Energy was exposed to the risk of bad debt on 36% of its sales.

Bad debt expense for three months ended December 31, 2010, increased by 26% to $6.5 million (2.5% of credit risk sales) versus $5.1 million expensed in the prior comparable quarter. The bad debt expense increase was entirely related to the 48% increase in total revenues for the quarter to $261.8 million, in the markets where Just Energy assumes the risk for accounts receivable collections, which also now includes incremental commercial customers. Management integrates its default rate for bad debts within its margin targets and continuously reviews and monitors the credit approval process to mitigate customer delinquency.

For the nine months ended December 31, 2010, the bad debt expense was $18.9 million, representing approximately 2.6% of the $731.4 million in sales in markets where it assumes credit risk (36% of total sales), within the Fund’s 2% to 3% target range. This was unchanged from the 2.6% reported for the second quarter and down from the 3.3% reported a year earlier. Credit losses in Texas as a percentage of total revenues have declined due to aggressive collection efforts and quicker disconnection for delinquent customers. Continued improvements in the Illinois collection efforts and lower default rates for acquired Hudson commercial customers have also contributed to the improvement in the bad debt rate versus the third quarter of fiscal 2010. Management expects that bad debt expense will be in the range of 2% to 3% for the remainder of the fiscal year assuming that the housing market in the U.S. continues to show signs of improvement.

For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

Interest expense

Total interest expense for the three months ended December 31, 2010, amounted to $15.1 million, an increase from $5.1 million in the third quarter of fiscal 2010. The large increase in costs primarily relates to the interest expense for the JEIF convertible debentures associated with the Hudson acquisition as well as interest costs associated with the NEC financing.

For the nine-month period of fiscal 2011, the total interest cost was $36.9 million versus $10.6 million paid in fiscal 2010. This increase is a result of not only the JEIF convertible debentures and NEC financing but also the inclusion of only six months of interest relating to the JEEC convertible debentures and TGF financing in the prior comparable period.

Foreign exchange

Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations and any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income (loss). For the third quarter, a foreign exchange unrealized loss of $4.1 million was reported in other comprehensive income (loss) versus $0.2 million reported in the same period last year. For the nine months ended December 31, 2010, the foreign exchange unrealized gain was $5.2 million versus $24.8 million for the same period in fiscal 2010.

Overall, a weaker U.S. dollar decreases sales and gross margin but this is partially offset by lower operating costs denominated in U.S. dollars. Just Energy retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada. U.S. cross border cash flow is forecasted annually, and hedges for cross border cash flow are entered into. Just Energy hedges between 25% and 90% of the next 12 months cross border cash flows depending on its level of certainty.

Class A preference share cash distributions

The remaining holder of the Just Energy Corp. (“JEC”) Class A preference shares (which are exchangeable into units on a one for one basis) is entitled to receive, on a quarterly basis, a payment equal to the amount paid or payable to a Unitholder on an equal number of units. The total amount paid for the three and nine months ended December 31, 2010, including tax, amounted to $1.6 million and $4.9 million, respectively, unchanged from the prior year. The distributions on the Class A preference shares are reflected in the consolidated statement of Unitholders’ deficiency of the Fund’s consolidated financial statements, net of tax.

(Recovery of) Provision for income tax

(thousands of dollars)

	For the three months ended Dec 31, fiscal 2011	For the three months ended Dec 31, fiscal 2010	For the nine months ended Dec 31, fiscal 2011	For the nine months ended Dec 31, fiscal 2010
Current income tax provision (recovery)	$4,469	$2,269	$292	$8,335
Amount credited to Unitholders’ equity	326	886	1,305	1,963
Future tax expense (recovery)	31,106	(20,165)	7,134	8,781

(Recovery of) Provision for income tax	$35,901	$(17,010)	$8,731	$19,079

The Fund recorded a current income tax provision of $4.5 million for the third quarter of fiscal 2011 versus $2.3 million of provision in the same period last year. A tax provision of $0.3 million has been recorded for the nine-month period of fiscal 2011 versus a provision of $8.3 million for the same period last year. The change is mainly attributable to lower Canadian income taxes as a result of the integration of the Universal entities into the income fund structure during the first three quarters of this fiscal year.

Also included in the income tax provision is an amount relating to the tax impact of the distributions paid to the Class A preference shareholders of JEC. In accordance with EIC 151, Exchangeable Securities Issued by Subsidiaries of Income Trusts, all Class A preference shares are included as part of Unitholders’ equity and the distributions paid to the shareholders are included as distributions on the consolidated statement of Unitholders’ deficiency, net of tax. For the three and nine months ended December 31, 2010, the tax impact of these distributions, based on a tax rate of 30%, amounted to $0.3 million and $1.3 million, respectively, versus an amount of $0.9 million and $2.0 million, respectively, based on 32.3% last year. The decrease of this tax impact in the third quarter of fiscal 2011 is due to a decline in the corporate tax rate in Canada.

As noted in the Fund’s 2010 Annual Report, the Fund converted to a taxable Canadian corporation effective January 1, 2011 and a future tax recovery of $122.0 million was recorded in fiscal 2010 to recognize the significant temporary differences attributed to mark to market losses from financial derivatives, which is expected to be realized subsequent to 2010. During the first nine months of this fiscal year, these mark to market losses declined as a result of a change in fair value of the derivative instruments, and as a result, a future tax expense of $7.1 million has been recorded for this period.

After the Conversion at the commencement of the first quarter of calendar 2011, Just Energy will be taxed as a taxable Canadian corporation. Therefore, the future tax asset or liability associated with Canadian liabilities and assets recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes will be accrued to the extent that there is taxable income in the Fund or its underlying operating entities. Canadian entities under Just Energy will be subject to a tax rate of approximately 28% after the Conversion.

The Fund follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates. A valuation allowance is recorded against a future income tax asset if it is not anticipated that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating future income tax liabilities and assets is recognized in income during the period that the change occurs.

Liquidity and capital resources

Summary of cash flows

(thousands of dollars)

	For the three months ended Dec 31, fiscal 2011	For the three months ended Dec 31, fiscal 2010	For the nine months ended Dec 31, fiscal 2011	For the nine months ended Dec 31, fiscal 2010
Operating activities	$11,196	$4,418	$50,744	$66,920
Investing activities	(19,132)	(12,556)	(302,505)	(25,051)
Financing activities, excluding distributions	41,976	47,456	354,997	41,869
Effect of foreign currency translation	764	5,519	7,724	(1,408)

Increase in cash before distributions	34,804	44,837	110,960	82,330
Distributions (cash payments)	(34,883)	(34,670)	(107,324)	(101,577)

Increase (decrease) in cash	(79)	10,167	3,636	(19,247)
Cash – beginning of period	63,847	29,680	60,132	59,094

Cash – end of period	$63,768	$39,847	$63,768	$39,847

Operating activities

Cash flow from operating activities for the three months ended December 31, 2010, was $11.2 million, an increase from $4.4 million in the prior comparable quarter. For the nine months ended December 31, 2010, cash flow from operations was $50.7 million, a decrease from $66.9 million in the prior comparable period. This change is a result of increased net income in fiscal 2011 to date which was offset by increased amortization costs and a lower seasonal adjustment due to warmer weather conditions.

Investing activities

The Fund purchased capital assets totalling $8.7 million and $29.1 million during the three- and nine-month periods ended December 31, 2010, respectively a decrease from $11.0 million and $30.9 million in the same periods last year. In fiscal 2011 to date, Just Energy’s capital spending related primarily to the water heater business and costs related to purchases of office equipment and IT software.

Financing activities

Financing activities in the third quarter related primarily to the drawdown of the operating line for working capital requirements as well as additional HTC financing for purchase of additional water heaters. During the three months ended December 31, 2010, Just Energy had drawn a total of $29.9 million against the credit facility versus $38.4 million drawn in the third quarter of fiscal 2010. Financing activities, excluding distributions, for the nine-month period of fiscal 2011 relate primarily to convertible debentures issued to fund the Hudson acquisition. During the first quarter of fiscal 2011, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible debentures to fund the Hudson acquisition.

As of December 31, 2010, Just Energy had a credit facility of $250 million. In connection with the Conversion on January 1, 2011, Just Energy increased its credit facility to $350 million and repayment of the facility is due on December 31, 2013. The syndicate of lenders now includes the Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, Bank of Nova Scotia, Toronto-Dominion Bank and Alberta Treasury Branches.

As Just Energy continues to expand in the U.S. markets, the need to fund working capital and collateral posting requirements will increase, driven primarily by the number of customers aggregated, and to a lesser extent, by the number of new markets. Based on the markets in which Just Energy currently operates and others that management expects the Fund to enter, funding requirements will be supported through the credit facility.

The Fund’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. For residential customers, approximately 60% of an independent sales contractor’s commission payment is made following reaffirmation or verbal verification of the customer contract, with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. For commercial customers, commissions are paid either as the energy commodity flows throughout the contract or partially upfront once the customer begins to flow.

The elapsed period between the time when a customer is signed to when the first payment is received from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta and Texas, Just Energy receives payment directly from the customer.

Distributions (cash payments)

Investors should note that due to the distribution reinvestment plan (“DRIP”), a portion of distributions declared are not paid in cash. Under the program, Unitholders can elect to receive their distributions in units at a 2% discount to the prevailing market price rather than the cash equivalent. During the three and nine months ended December 31, 2010, the Fund made cash distributions to its Unitholders and the Class A preference shareholder in the amount of $34.9 million and $107.3 million, respectively, compared to $34.7 million and $101.6 million, respectively, in the prior comparable periods.

Just Energy will continue to utilize its cash resources for expansion into new markets, growth in its existing energy marketing customer base, JustGreen products and Home Services division, and also to make accretive acquisitions of customers as well as distributions to its Unitholders.

At the end of the quarter, the annual rate for distributions per unit was $1.24.

Effective January 1, 2011 Just Energy intends to make dividends to its shareholders, based upon cash receipts of Just Energy, excluding proceeds from the issuance of additional units, adjusted for costs and expenses of the company. Just Energy’s intention is for shareholders of record on the 15th day of each month to receive dividends at the end of the month.

Balance sheet as at December 31, 2010, compared to March 31, 2010

Cash increased from $60.1 million as at March 31, 2010, to $63.8 million. Restricted cash, which includes cash collateral posting related to supply procurement and credit support for Universal, Commerce and the TGF entities, has decreased to $0.7 million on December 31, 2010, from $18.7 million. The utilization of the credit facility increased from $57.5 million to $72.4 million as a result of normal injection of gas into storage and various other working capital requirements. Working capital requirements in the U.S. and Alberta are a result of the timing difference between customer consumption and cash receipts. For electricity, working capital is required to fund the lag between settlements with the suppliers and settlement with the LDCs.

There was an increase in accounts receivable from $348.9 million at March 31, 2010 to $429.4 million as at December 31, 2010. Accounts payable and accrued liabilities have also increased from $227.0 million to $314.5 million for the same period. Both increases in accounts receivable and payable are related to added consumption as a result of the Hudson customers acquired and strong net additions from fiscal 2010 and the first two quarters of fiscal 2011.

Gas in storage has increased from $4.1 million to $34.2 million during the nine months ended December 31, 2010. The increased balance reflects injections into storage from April to November for the expanding U.S. customer base.

At the end of the third quarter in Ontario, Manitoba, Quebec and Michigan, Just Energy had delivered more gas to LDCs than was supplied to customers for their use. Since Just Energy is paid for this gas when delivered, yet recognizes revenue when the gas is consumed by the customer, the result on the consolidated balance sheets is the deferred revenue amount of $111.9 million and gas delivered in excess of consumption of $89.5 million. At March 31, 2010, Just Energy had unbilled revenues amounting to $20.8 million and accrued gas accounts payable of $15.1 million.

Contract initiation costs relate to the commissions paid by both Hudson and NHS for contracts sold and will be amortized over the life of the contract. The balance increased to $29.2 million from $5.6 million at the end of the last fiscal year mainly due to the Hudson acquisition. The March 31, 2010 balance related to contract initiation costs for NHS only.

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in net income and, accordingly, Unitholders’ equity from quarter to quarter due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Intangible assets include the acquired customer contracts as well as other intangibles such as brand, broker network and information technology systems, primarily related to the Hudson and Universal purchases. The total intangible asset and goodwill balances increased to $482.9 million and $222.4 million, respectively, from $340.6 million and $177.9 million, respectively, as at March 31, 2010.

Long-term debt excluding the current portion has increased to $547.9 million in the nine months ended December 31, 2010, from $231.8 million and is detailed below.

Long-term debt and financing

(thousands of dollars)

	As at December 31, 2010	As at March 31, 2010
Original credit facility	$72,446	$57,500
TGF credit facility	38,417	41,313
TGF debentures	37,001	37,001
TGF term loan	—	10,000
JEEC convertible debentures	84,376	83,417
NEC financing	89,802	65,435
JEIF convertible debentures	285,130	—

Original credit facility

Just Energy holds a $350 million credit facility which was increased on January 1, 2011 from $250 million to meet working capital requirements. The syndicate of lenders now includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, Bank of Nova Scotia, Toronto Dominion Bank and Alberta Treasury Branches. Under the terms of the credit facility, Just Energy was able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees of 4.0%, prime rate advances at Canadian prime and U.S. prime plus 3.0% and letters of credit at 4.0%. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at December 31, 2010 and 2009, all of these covenants have been met.

TGF credit facility

A credit facility of up to $50 million was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was further revised on March 18, 2009, and was converted to a fixed repayment term of ten years commencing March 1, 2009, which includes interest costs at a rate of prime plus 3%, with principal repayments commencing on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF, and a general security interest on all other current and acquired assets of TGF. The credit facility includes certain financial covenants, the more significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ equity. The lenders have deferred compliance with the financial covenants until April 1, 2011. The facility was further revised on March 31, 2010, postponing the principal payments due for April 1, 2010 to June 1, 2010, and to amortize them over the six-month period commencing October 1, 2010, and ending March 31, 2011.

TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40 million aggregate principal amount of debentures was entered into in 2006. The interest rate is 10.5% per annum, compounded annually. Interest is to be paid quarterly with quarterly principal payments commencing October 1, 2009, in the amount of $1.0 million per quarter. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. The lender has deferred compliance with the financial covenants until April 1, 2011. On March 31, 2010, TGF entered into an agreement with the holders of the debentures to defer scheduled principal payments owing under the debenture until April 1, 2011.

TGF term/operating facilities

TGF had a term loan for $10,000 with a third party lender bearing interest at prime plus 1% which was due in full on December 31, 2010. As at December 31, 2010 the $10,000 amount was repaid. In addition, TGF has a working capital operating line bearing interest at prime plus 2% of which $0.3 million of letters of credit have also been issued.

JEEC convertible debentures

In conjunction with the acquisition of Universal on July 1, 2009, JEEC also assumed the obligations of the convertible unsecured subordinated debentures issued by Universal in October 2007, which have a face value of $90 million. The JEEC convertible debentures mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6%, payable semi-annually on March 31 and September 30 of each year. Each $1,000 principal amount of the JEEC convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 30.22 units of the Fund, representing a conversion price of $33.09 per Exchangeable Share as at December 31, 2010. Pursuant to the JEEC convertible debentures, if JEEC fixes a record date for the making of a dividend on the JEEC Exchangeable Shares, the conversion price shall be adjusted in accordance therewith.

The JEEC convertible debentures are not redeemable prior to October 1, 2010. On and after October 1, 2010, but prior to September 30, 2012, the JEEC convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at the Fund’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the JEEC convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at the Fund’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

NEC financing

On January 18, 2010, NEC announced that it had entered into a long-term financing agreement for the funding of new and existing rental water heater contracts for NHS in the Enbridge gas distribution territory. On July 16, 2010, the financing arrangement was expanded to the Union gas territory. Pursuant to the agreement, NHS will receive financing of an amount equal to the net present value of the first five years of monthly rental income, discounted at the agreed upon financing rate of 7.99%, and as settlement, is required to remit an amount equivalent to the rental stream from customers on the water heater contracts for the first five years. The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge territory and 5% in the Union Gas territory of the outstanding balance of the funded amount is deducted and deposited to a reserve account in the event of default. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS. NEC is required to meet a number of covenants under the agreement and, as at December 31, 2010, all of these covenants have been met.

JEIF convertible debentures

On May 7, 2010, Just Energy completed the acquisition of all of the equity interests of Hudson Parent Holdings, LLC, and Hudson Energy Corp. (collectively, “Hudson”) with an effective date of May 1, 2010. Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures. The JEIF convertible debentures bear an interest rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 of each year, with maturity on June 30, 2017. Each $1,000 of principal amount of the JEIF convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 units of the Fund, representing a conversion price of $18 per unit.

The JEIF convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the debentures may be redeemed by the Fund, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by the Fund, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

Contractual obligations

In the normal course of business, the Fund is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

Payments due by period

(thousands of dollars)

	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable, accrued liabilities and unit distribution payable	$314,457	$314,457	$—	$—	$—
Bank indebtedness	2,690	2,690	—	—	—
Long-term debt (contractual cash flow)	657,667	131,734	74,318	119,345	332,270
Interest payments	182,603	37,765	63,909	49,405	31,524
Property and equipment lease agreements	30,600	2,376	13,773	7,594	6,857
EPCOR billing, collections and supply commitments	8,432	2,300	6,132	—	—
Grain production contracts	35,206	13,476	21,334	396	—
Gas and electricity supply purchase commitments	3,422,563	485,517	2,274,757	624,974	37,315

	$4,654,218	$990,315	$2,454,223	$801,714	$407,966

Other obligations

In the opinion of management, the Fund has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the financial statements. In the normal course of business, the Fund could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

Just Energy does not have any material transactions with any individuals or companies that are not considered independent to Just Energy or any of its subsidiaries and/or affiliates.

Critical accounting estimates

The consolidated financial statements of the Fund have been prepared in accordance with Canadian GAAP. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, marketing, and general and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. The Fund might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

Unbilled revenues/Accrued gas accounts payable

Unbilled revenues result when customers consume more gas than has been delivered by Just Energy to the LDCs. These estimates are stated at net realizable value. Accrued gas accounts payable represents Just Energy’s obligation to the LDC with respect to gas consumed by customers in excess of that delivered and valued at net realizable value. This estimate is required for the gas business unit only, since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

Gas delivered in excess of consumption/Deferred revenues

Gas delivered to LDCs in excess of consumption by customers is valued at the lower of cost and net realizable value. Collections from LDCs in advance of their consumption results in deferred revenues, which are valued at net realizable value. This estimate is required for the gas business unit only since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

Allowance for doubtful accounts

Just Energy assumes the credit risk associated with the collection of customers’ accounts in Alberta, Illinois, Texas, Pennsylvania, California and Massachusetts. In addition, for large direct-billed accounts in B.C., New York and Ontario, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer accounts within several territories within Ontario that were previously serviced by our competitor, Reliance. Management estimates the allowance for doubtful accounts in these markets based on the financial conditions of each jurisdiction, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.

Goodwill

In assessing the value of goodwill for potential impairment, assumptions are made regarding Just Energy’s future cash flow. If the estimates change in the future, the Fund may be required to record impairment charges related to goodwill. An impairment review of goodwill was performed either at as March 31, 2010, or June 30, 2010, and as a result of the review, it was determined that no impairment of goodwill existed.

Fair value of derivative financial instruments and risk management

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment obligations.

Just Energy’s business model’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s expansion in the U.S. has introduced foreign-exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge the exposure to fluctuations in cross border cash flows.

The financial statements are in compliance with Section 3855 of the CICA Handbook, which requires a determination of fair value for all derivative financial instruments. Up to June 30, 2008, the financial statements also applied Section 3865 of the CICA Handbook, which permitted a further calculation for qualified and designated accounting hedges to determine the effective and ineffective portions of the hedge. This calculation permitted the change in fair value to be accounted for predominately in the consolidated statements of comprehensive income. As of July 1, 2008, management decided that the increasing complexity and costs of maintaining this accounting treatment outweighed the benefits. This fair value (and when it was applicable, the ineffectiveness) is determined using market information at the end of each quarter. Management believes the Fund remains economically hedged operationally across all jurisdictions.

Preference shares of JEC and JEGI Common Shares

As at February 9, 2011, there were no Class A preference shares of JEC outstanding and 136,471,987 common shares of Just Energy Group Inc. (“JEGI”) outstanding. As of January 1, the Fund converted to a corporation and all Class A preference shares of JEC were converted on a one-for-one basis for JEGI common shares.

JEEC Exchangeable Shares

A total of 21,271,804 Exchangeable Shares of JEEC were issued on July 1, 2009, for the purchase of Universal. JEEC shareholders had voting rights equivalent to the Fund’s Unitholders and their shares are exchangeable on a one for one basis. On January 1, 2011 all of the remaining exchangeable shares had been converted to JEGI common shares.

Taxability of distributions

Cash and unit distributions received in calendar 2009 were allocated 100% to other income. Additional information can be found on our website at www.justenergygroup.com. Management estimates that the distributions for calendar 2010 will be allocated as 85% other income, 8% non-eligible dividend and 7% return of capital.

Recently issued accounting standards

The following are new standards, not yet in effect, which are required to be adopted by the Fund on the effective date:

Business combinations

In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with CICA Handbook Section 1601, Consolidated Financial Statements (“CICA 1601”), and CICA Handbook Section 1602, Non-controlling Interest (“CICA 1602”). CICA 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for fiscal years beginning on or after January 1, 2011. The Fund will not adopt the new standards prior to adopting IFRS as described below.

International Financial Reporting Standards

In February 2008, CICA announced that GAAP for publicly accountable enterprises will be replaced by IFRS for fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to GAAP, but there are significant differences in recognition, measurement and disclosures. The conversion to IFRS will impact the way we present our financial results, however, we do not expect IFRS to impact the overall revenue and underlying profitability trends of our operating performance.

Just Energy will transition to IFRS effective April 1, 2011, and intends to issue its first interim financial statements under IFRS for the three-month period ending June 30, 2011, and a complete set of financial statements under IFRS for the year ending March 31, 2012. The first financial statements prepared under IFRS will include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.

Based on the initial assessment of the differences between Canadian GAAP and IFRS relevant to Just Energy, an internal project team was assembled and a conversion plan was developed in March 2009 to manage the transition to IFRS. Project status reporting is provided to senior executive management and to the Audit Committee on a regular basis.

Our project consists of three phases: IFRS diagnostic assessment, solution development and implementation. The diagnostic phase, which was completed in 2009, involved a high-level review and the identification of major accounting differences between current Canadian GAAP and IFRS applicable to Just Energy. The Fund has also completed Phase 2, the solution development phase, which includes the substantial completion of all policy papers which have been discussed with the external auditors. The IFRS project team is currently completing the implementation phase, which is the final phase of the project. This phase involves approving the accounting policy choices, completing the collection of data required to prepare the financial statements, implementing changes to systems and business processes relating to financial reporting, administering key personnel training and monitoring standards currently being amended by the International Accounting Standard Board (“IASB”). This phase is expected to be completed by the end of fiscal 2011. Just Energy has also analyzed the IFRS financial statement presentation and disclosure requirements. These assessments will continue to be analyzed and evaluated throughout the implementation phase of the Fund’s project.

Since all changes to IFRS which will be effective as at April 1, 2011 are not known, any conclusions drawn at this point in time are considered preliminary. The areas with the highest potential to impact the Fund include, but are not limited to, the following:

IAS 16: Property, plant and equipment

IAS 16 reinforces the requirement under Canadian GAAP that requires each part of property, plant and equipment that has a cost, which is significant in relation to the overall cost of the item, be depreciated separately. The Fund will adopt this revised accounting policy with respect to the componentization of the ethanol plant on transition to IFRS. The carrying value of the ethanol plant and corresponding depreciation expense will differ upon transition to IFRS. The quantification of the impact is expected to be $0.6 million.

IAS 36: Impairment of assets

IAS 36 uses a one-step approach to both testing and measuring impairment, with asset carrying values compared directly to the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). Canadian GAAP, however, uses a two-step approach to impairment testing, first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring any impairment by comparing asset carrying values with fair values. The Fund does not expect any material impairment upon transition to IFRS.

IAS 12: Income taxes

Other than recording the tax effect of the various other transitional adjustments and the reclassification of certain tax balances, the Fund does not expect to record any significant tax-related adjustments on the transition to IFRS.

IAS 39: Financial instruments: Recognition and measurement

The Fund enters into fixed-term contracts with customers to provide electricity and gas at fixed prices. These customer contracts expose the Fund to changes in market prices of electricity and gas consumption. To reduce the exposure to movements in commodity prices arising from the acquisition of electricity and gas at floating rates, the Fund routinely enters into derivative contracts. Under Canadian GAAP, all supply contracts are remeasured at fair value at each reporting date. The requirements for normal purchase and normal sale exemption (own-use exemption) are similar under Canadian GAAP and IFRS; however, several small differences exist. There is no specific guidance either in Canadian GAAP or IFRS with respect to eligibility of the own-use exemption of energy supply contracts entered into by energy retailers. The Fund has concluded that the own-use exemption does not apply and the amounts will continue to be marked to market as is the current practice.

IAS 39 also requires that transaction costs incurred upon initial acquisition of a financial instrument be deferred and amortized into profit and loss over the life of the instrument. Initial application of IAS 39 will result in an opening balance sheet adjustment to reduce long-term debt on the date of transition. This adjustment of approximately $2.4 million will be offset through opening retained earnings.

IFRS 2: Share-based payments

Under IFRS, when stock option awards vest gradually, each tranche is to be considered as a separate award; whereas under Canadian GAAP, the gradually vested tranches are considered as a single award. This will result in expenses relating to share-based payments being recognized over the expected term of each vested tranche. IFRS also requires the Fund to estimate forfeitures up front in the valuation of stock options; whereas, under Canadian GAAP, they can be recorded upfront or recorded as they occur. Currently, the Fund accounts for forfeitures as they occur. On transition the adjustment to opening retained earnings is not significant and the impact is approximately $0.5 million.

The Fund has analyzed the optional exemptions available under IFRS 1, First-time Adoption of International Financial Reporting. IFRS generally requires an entity to apply standards on a retrospective basis; however, IFRS 1 provides both mandatory exceptions and optional exemptions from this general requirement. First-time adoption exemptions relevant to the Fund are discussed below.

Business Combinations

Under this exemption, the Fund may elect not to retrospectively apply IFRS 3 to past business combinations. The standard may be prospectively applied from the date of the opening IFRS balance sheet. The Fund intends to use this exemption.

Share-based payment transactions

The Fund may not elect to apply IFRS 2 to equity instruments that were granted on or before November 7, 2002, or which are vested before the company’s date of transition to IFRS. The Fund may also not elect to apply IFRS 2 to liabilities arising from share-based payment transactions, which settled before the date of transition to IFRS. The Fund intends to apply these exemptions.

Cumulative translation adjustment

The exemption permits the Fund to reset the cumulative translation adjustments to zero by recognizing the full amount in the retained earnings of the opening IFRS balance sheet. The Fund is currently not expected to elect this exemption.

Borrowing costs

The exemption allows the Fund to adopt IAS 23, which requires the capitalization of borrowing costs on all qualifying assets, prospectively from the date of the opening IFRS balance sheet. The Fund intends to use this exemption.

Until the Fund has prepared a full set of annual financial statements under IFRS, we will not be able to determine or precisely quantify all of the impacts that will result from converting to IFRS.

We are still evaluating the impact of conversion on our accounting systems. However, based on the differences identified to date, we believe our systems can accommodate the required changes. We believe our internal and disclosure control processes will not need significant modifications as a result of our transition to IFRS. We have assessed the impacts of adoption on our debt covenants and other contractual arrangements, and have not identified any material compliance issues.

Just Energy continues to evaluate the impacts of current and prospective IFRS on all of our business activities, including those of our subsidiaries and the impact on our entity-wide information system.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In addition to the routine legal proceedings of Just Energy, the State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”) with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California is claiming that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the Administrative Law Judge in the matter granted a motion to strike the claim for all parties in one of the complaints, holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. CEI continues to vigorously contest this matter and it is not expected to have a material impact on the financial condition of the Fund.

Controls and procedures

During the most recent interim period, there have been no changes in the Fund’s policies and procedures that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Fund’s internal control over financial reporting

Limitation on scope of design

Section 3.3(1) of National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, states that the Fund may limit its design of disclosure controls and procedures and internal controls over financial reporting for a business that it acquired not more than 365 days before the end of the financial period to which the certificate relates. Under this section, the Fund’s CEO and CFO have limited the scope of the design, and subsequent evaluation, of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of the Hudson subsidiaries acquired on May 1, 2010.

Summary financial information pertaining to the Hudson acquisition that was included in the consolidated financial statements of the Fund for the eight months ended December 31, 2010, is as follows:

(thousands of dollars)	Total
Sales[1]	$476,507
Net loss[1]	(703)
Current assets	118,810
Non-current assets	335,376
Current liabilities	144,095
Non-current liabilities	27,090

[1]	Results from May 1, 2010 to December 31, 2010

Corporate governance

Just Energy is committed to transparency in our operations and our approach to governance meets all recommended standards. Full disclosure of our compliance with existing corporate governance rules is available on our website at www.justenergy.com and is included in the Fund’s May 27, 2010 management proxy circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

Just Energy’s third quarter saw a continuation of the strong customer aggregation by both the Consumer Energy division and the Commercial Energy division noted since the acquisition of Hudson Energy and its broker channel. The third quarter total customer additions of 252,000 were 84% greater than the 137,000 added in the third quarter of fiscal 2010. Net additions were 80,000 compared to the 13,000 net additions recorded in the third quarter of fiscal 2010.

The result of three strong quarters of growth has been a double-digit increase in the customer base through marketing with the Hudson acquisition raising the total customer growth by 42% over the past 12 months. The growth of the Commercial Energy division has a number of impacts on operating results. First, margins per RCE are lower with commercial customers but a single customer can equate to hundreds of RCEs. This means lower customer care costs per RCE and lower initial aggregation costs. Commercial customers are currently approximately 40% of Just Energy’s base, and management expects that to increase to 50% over time. Second, commercial customers are typically subject to less weather volatility than residential customers. This may translate into more predictable results from the natural gas book. Also, commercial customers do not ordinarily move, reducing overall attrition, and making balancing of the supply book less complex.

Customer growth is expected to continue from the U.S. Growth in Canada’s more saturated markets is hampered by stable low gas prices. These prices make a fixed price alternative less attractive. Electricity sales in Ontario are also challenging, as government mandated prices are below the cost of alternative supply. Sales in Canada are predominantly JustGreen or water heaters. That said, Just Energy continues to show overall customer growth driven by U.S. marketing. The U.S. share of seasonally adjusted sales and margins in the third quarter were 56% and 57%, respectively. One impact of this will be increased financial statement exposure to movements in the U.S. dollar exchange rate as was seen in the quarter. The 3.4% decline in the U.S. dollar seen in the quarter reduced reported gross margin by $3.3 million (2.5%) and distributable cash by $2.3 million (4.4%). It is expected that sales, margins and distributable cash will be subject to more volatility during times of currency fluctuations. U.S. cross border cash flow is forecasted annually, and hedges for cross border cash flow are entered into. Just Energy hedges between 25% and 90% of the next 12 months cross border cash flows depending on its level of certainty.

In addition to Commercial Energy division growth, Just Energy has committed expenditures toward a number of other geographic expansions, which management believes will contribute to higher distributable cash in the future. The near-term impact will be increases in general and administrative costs, which increased by 6% in the third quarter versus a year prior. This increase should be more than offset by future margins from the growth generated.

Effective January 1, 2011, Just Energy completed the Conversion from an Income Trust to a corporation and going forward operates under the name Just Energy Group Inc. (“JEGI”). As part of the Conversion, Just Energy Exchange Corp. was amalgamated with JEGI and, like the unitholders of the Fund, the holders of Just Energy Exchange Corp.'s exchangeable shares received common shares of JEGI on a one-for-one basis. The Board has implemented a dividend policy where monthly dividends have been initially set at $0.10333 per share ($1.24 annually), equal to the current distributions paid to Just Energy’s Unitholders. On January 1, 2011, JEGI also assumed all of the obligations under the JEEC convertible debentures and the JEIF convertible debentures.

In anticipation of the need for conversion, the Fund did not increase its rate of distribution since early 2008 despite substantial growth in its business. Distributions have been maintained by Just Energy at $0.10333 per month ($1.24 annually) supplemented by annual Special Distributions ($0.20 payable January 31, 2010, being the most recent). The decision not to continue distribution increases and the continued growth of Just Energy have given the Fund the flexibility to continue to pay a dividend equal to the current monthly distributions following the reorganization. This ability makes full allowance for the payment of tax by Just Energy and does not rely on a merger with tax-loss-bearing companies.

In connection with the Conversion, Just Energy amended and restated its credit agreement with a syndicate of lenders that now includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, Bank of Nova Scotia, Toronto-Dominion Bank and Alberta Treasury Branches to increase the available line for general corporate purposes to $350 million from $250 million. The increase in the credit facility will accommodate forecasted working capital requirements for expansion into new markets and customer growth in existing markets and will provide financial capacity to pursue small acquisitions. The repayment of the facility is due on December 31, 2013.

On November 17, 2010, the minority shareholder of TGF, EllisDon Design Build Inc., exercised its right to put its one-third equity interest in TGF to JEEC for $10 million of Exchangeable Shares. The transaction closed on January 4, 2011 and as a result, JEGI issued 689,940 common shares to the minority shareholder on January 4, 2011. TGF is now a wholly-owned subsidiary of JEGI.

The Fund has partnered on a power-purchase-agreement basis with a number of green energy projects and plans to enter into more such partnerships concentrated in jurisdictions where Just Energy has an established customer base. Just Energy continues to monitor the progress of the deregulated markets in various jurisdictions, which may create the opportunity for further geographic expansion.